FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 3rd of May, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	May 3rd, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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M-Systems Contact:	Investor Relations Contacts:
Ronit Maor CFO	Jeff Corbin / Lee Roth KCSA
972-9-764-5002	212-682-6300
ronitm@m-sys.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS REPORTS RECORD FIRST QUARTER 2004 RESULTS

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First quarter 2004 revenues exceed $64 million, 190% increase over first quarter 2003 revenues

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KFAR-SABA, Israel, April 28, 2004 - M-Systems (Nasdaq:  FLSH) today announced financial results for the first quarter ended March 31, 2004.

For the first quarter of 2004, revenues were $64.2 million, representing an increase of 33 percent compared to revenues of $48.3 million in the fourth quarter of 2003, and an increase of 190 percent compared to revenues of $22.1 million in the first quarter of 2003. M-Systems reported a net profit for the quarter ended March 31, 2004 of $3.7 million, or $0.11 per share, compared to a net profit of $1.9 million, or $0.06 per share, in the fourth quarter of 2003, and a net loss of $0.7 million, or $(0.02) per share, in the first quarter of 2003. The Company also reported operating income of $3.0 million for the first quarter of 2004, compared to operating income of $0.8 million in the fourth quarter of 2003 and an operating loss of $1.3 million in the first quarter of 2003. Gross margins for the first quarter of 2004 were 25.7 percent, compared to 25.3 percent in the fourth quarter of 2003 and 32.6 percent in the first quarter of 2003.

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Commenting on the results, Dov Moran, President and Chief Executive Officer of M-Systems, said: "We are very pleased with our results for the first quarter, the eleventh consecutive quarter in which we achieved sequential revenue growth and our third consecutive profitable quarter. We experienced strong demand for our core products, DiskOnKey and Mobile DiskOnChip, sales of which continued to grow rapidly as the markets for USB Flash Drives and multimedia mobile handsets gained further acceptance and continued to evolve."

He continued, "Our technological innovation and our strong strategic partnerships have enabled us to further advance our position in these markets. We believe that there are significant growth opportunities in both markets and our plans for 2004 include additional enhancements to our products that will further differentiate them from competing products, and will increase the added value that we provide our customers."

"During the first quarter, we successfully completed an offering of 5.65 million shares. The proceeds from this offering, approximately $100 million, have further enhanced our already strong financial position, leaving us with approximately $200 million in cash and no debt. We believe that this additional capital will support the continued growth of the Company, enabling us to make the required investments in order to continue to meet the growing demand for our products and providing us with the flexibility to continue bringing new and innovative products to market at competitive prices."

Mr. Moran concluded, "Our current projections for the second quarter of 2004 are for revenues of at least $68 million, with earnings per share at or above $0.11.  For the full year, we are increasing our guidance for revenues of at least $275 million, compared to previous guidance of $230 million, with earnings per share at or above $0.45, compared to previous guidance of $0.40.

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M-Systems will host a conference call to discuss its financial results and other matters discussed in this press release at 10:00 a.m. U.S. EDT today, April 28, 2004.  The call can be accessed by dialing +1 (973) 582-2776 approximately ten minutes before the call.   There will be a replay available from approximately 12:00 p.m. EDT, April 28, 2004, until May 3, 2004 at 11:59 p.m. EDT.  To listen to the replay, please call (973) 341-3080.  To access the replay, users will need to enter the following code: 4643909. The call will also be available live on the Internet at www.kcsa.com and www.m-systems.com.  Following the call, the webcast will be archived for a period of 30 days.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip products. For more information, please contact M-Systems at www.m-systems.com.

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NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company`s and its customers` products; and other risk factors detailed in the company`s most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

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M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003
	Unaudited		Audited

Revenues (*)	$ 64,208	$ 22,117	$ 130,054
Cost of revenues	47,682	14,912	93,114

Gross profit	16,526	7,205	36,940

Operating expenses:
Research and development, net	4,629	3,102	14,714
Sales and marketing	7,480	4,314	19,419
General and administrative	1,464	1,111	4,852

Total operating expenses	13,573	8,527	38,985

Operating income (loss)	2,953	(1,322)	(2,045)
Financial income, net	711	661	2,711
Other income	-	-	131

Income (loss) before minority interest in losses of a subsidiary	3,664	(661)	797

Minority interest in losses of a subsidiary	-	-	117

Net income (loss)	$ 3,664	$ (661)	$ 914

Basic net earnings (loss) per share	$ 0.12	$ (0.02)	$ 0.03

Diluted net earnings (loss) per share	$ 0.11	$ (0.02)	$ 0.03

Weighted average number of shares used in computing basic net earnings (loss) per share	31,354,098	27,488,025	28,178,228

Weighted average number of shares used in computing diluted net earnings (loss) per share	34,455,969	27,488,025	30,513,485

(*) - Revenues in the first quarter of 2004 include income generated from a venture, accounted for using the equity method, in the amount of $1,764.

(Additional Tables to Follow)

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M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands

	March 31,		December 31,
	2004	2003	2003
	Unaudited		Audited
ASSETS

Cash, cash equivalents, short-term bank deposit and marketable securities	$ 201,224	$ 91,125	$ 79,807
Trade receivables	18,593	7,048	19,722
Other accounts receivable and prepaid expenses	3,669	1,197	3,162
Inventories (**)	80,400	17,328	45,857
Severance pay funds	2,614	1,925	2,532
Long-term investment	12,785	10,733	11,360
Property and equipment, net	18,025	16,835	17,481
Other assets, net	555	854	567

Total assets	$ 337,865	$ 147,045	$ 180,488

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 52,353	$ 8,230	$ 17,785
Deferred revenues	29,192	3,729	11,920
Other accounts payable and accrued expenses	12,268	5,040	6,944
Accrued severance pay	3,296	2,406	3,190

Total liabilities	97,109	19,405	39,839

MINORITY INTEREST IN A SUBSIDIARY	-	-	24

SHAREHOLDERS' EQUITY:
Share capital	10	8	8
Additional paid-in capital	293,273	185,398	196,808
Accumulated deficit	(52,527)	(57,766)	(56,191)

Total shareholders' equity	240,756	127,640	140,625

Total liabilities and shareholders' equity	$ 337,865	$ 147,045	$ 180,488

(**) - The inventories balance includes products that were shipped to customers, but for which revenues were not yet recognized.

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